Schedule 13G                                                      Page 1 of 4

-----------------------------------------------------------------------------------------------
SEC        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN
1745 (3-   THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
98)        OMB CONTROL NUMBER.
-----------------------------------------------------------------------------------------------


                                                                 ---------------------------------
                                  UNITED STATES                             OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION        ---------------------------------
                             WASHINGTON, D.C. 20549                OMB Number: 3235-0145
                                                                 ---------------------------------
                                                                   Expires: November 30, 1999
                                                                 ---------------------------------
                                                                   Estimated average burden
                                                                   hours per response . . . 14.9
                                                                 ---------------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. One)*


                                  ECOGEN Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 Par Value Per Share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   278864202
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                      Page 2 of 4

CUSIP No. 278864202

----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Goldsmith & Harris Incorporated
         13-3741461

----------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [X]
----------------------------------------------------------------------------------------------
3.       SEC Use Only
----------------------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         New York

----------------------------------------------------------------------------------------------
Number of                   5.      Sole Voting Power:        Goldsmith & Harris Incorporated
Shares
Beneficially                6.      Shared Voting Power:
Owned by
Each                        7.      Sole Dispositive Power:   Goldsmith & Harris Incorporated
Reporting
Person With                 8.      Shared Dispositive Power:
----------------------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         978,537 shares

----------------------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
----------------------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (11)

         9.8%

----------------------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

          BD & IA

----------------------------------------------------------------------------------------------

                                                               Page 3 of 4 Pages


                                  SCHEDULE 13G

ITEM 1.

         (a)  The name of the issuer is Ecogen Inc. (the
"Corporation").

         (b) The Corporation's executive office is located 2000 West Cabot Boulevard, Suite 17, Langhorne, PA 19047-3023


ITEM 2.

         (a) The person filing this statement is Goldsmith & Harris Incorporated ("G&H").

         (b) G&H is located at 80 Pine Street, New York, NY 10005.

         (c) G&H was organized under the laws of New York.

         (d) The security is common stock, $.01 par value per share.

         (e) The CUSIP Number of the security is 278864202.


ITEM 3.

         (a) G&H is a broker-dealer (File No. 8-30122) registered under Section 15 of the Securities Exchange Act of 1934, and an investment adviser (SEC File No. 801-56934) registered under Section 203 of the Investment Advisers Act of 1940.


ITEM 4.

         (a) G&H is the beneficial owner of 978,537 shares of the security. Included in this total are 20,000 shares owned by Philip W. Goldsmith, and 214,300 shares owned by Jay R. Harris and members of his family. Mr. Goldsmith and Mr. Harris are control persons of G&H.

         (b) The amount of shares of the security beneficially owned by G&H is 9.8% of the total outstanding shares of the security by virtue of its investment discretion over accounts of its customers that hold the shares.

         (c) (i) G&H has the sole power to vote or to direct the vote of 978,537 shares of the security.

            (ii) Not applicable.

           (iii) G&H has the sole power to dispose or to direct the disposition of 978,537 shares of the security.

            (iv) Not applicable.

                                                               Page 4 of 4 Pages


ITEM 5.

         Not applicable


ITEM 6.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the securities.


ITEM 7.

         Not applicable.


ITEM 8.

         Not applicable.


ITEM 9.

         Not applicable.


ITEM 10.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 15, 2000                           Goldsmith & Harris Incorporated
-----------------
Date

                                         By /s/ Philip W. Goldsmith
                                           -------------------------------------
                                           Philip W. Goldsmith
                                           Chairman